Exhibit 99.1

FERRARI ANNOUNCEMENT

Maranello (Italy), January 7 2019 - After three years of untiring commitment and dedication, Maurizio Arrivabene is leaving the team. The decision was taken together with the company’s top management after lengthy discussions related to Maurizio’s long term personal interests as well as those of the team itself.

Ferrari would like to thank Maurizio for his valuable contribution to the team’s increasing competiveness over the past few years, and wish him the best for his future endeavours.

With immediate effect, Mattia Binotto will take over as Scuderia Ferrari’s Team Principal. All technical areas will continue to report directly to Mattia.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977